August 30, 2005

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

C.C.

Ms. Donna Di Silvio

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Dear Mr. Michael Moran:

Re: Benetton Group S.p.A.

Form 20-F for the Year Ended December 31, 2004

File no. 001-10230

This letter is in response to the comment letter of July 22, 2005 (the "Comment Letter") referring to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "2004 Form 20-F") of Benetton Group S.p.A. ("Benetton" or the "Company"). To facilitate your review, we have set forth herein each comment from the letter, followed directly by our response.

Item 3: Key information

Selected Financial Data

  Please revise your reconciliation of operating income to Adjusted EBITDA to reconcile the non-GAAP measure to net income as presented in the statements of operations under GAAP. Refer to Item 10 (e) of Regulation S-K and Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Show us what your disclosure will look like revised in future filings in your response letter.

  In response to this comment, the Company proposes to insert the following reconciliation in future filings:

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(in millions of Euro)	2004	2003	2002	2001	2000

NET INCOME FOR THE YEAR	123.1	107.9	(9.9)	148.1	243.3

Income/(loss) of minority interests	(0.5)	1.0	1.6	2.2	2.4

Taxes	41.8	56.4	57.2	92.4	100.5

Extraordinary (income)/expenses	(11.5)	16.3	95.3	14.7	(86.1)

Adjustments to financial assets	0.2	0.3	0.0	1.9	2.7

Financial (income)/expenses	26.0	22.2	35.6	31.5	39.8

Other provisions	25.7	11.1	25.7	0.0	0.0

Write-downs of fixed assets	13.3	16.1	15.9	0.4	0.4

Gain on disposal of fixed assets	(2.4)	(2.8)	(3.7)	(6.9)	(1.6)

Other operating income	(1.7)	(1.5)	(2.9)	(5.0)	(2.6)

Provision for extraordinary future risks	1.1	3.0	11.5	7.7	11.3

Losses on receivables	0.6	-	9.6	0.5	1.1

Losses on disposal of fixed assets	3.0	3.6	4.9	2.1	3.4

Other general expenses	0.9	2.2	6.1	1.1	0.8

Discounts allowed (net)	(2.8)	(4.5)	(4.8)	(5.0)	(6.3)

Other extraordinary income (net)	0.4	0.2	0.3	-	-

Amortization	40.9	42.9	66.4	53.5	40.3

Depreciation	58.7	60.7	66.4	59.2	50.1

ADJUSTED EBITDA	316.8	335.1	375.2	398.4	399.5

  Item 17: Financial Statements

  Note 30. Reconciliation of Italian GAAP to U.S. GAAP

  (b) Transaction between entities under common control

  We note your disclosure that under U.S. GAAP transactions between entities under common control should not result in gains or losses, or increases in asset carrying values. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity receiving the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts however the purchase method of accounting shall be used if the effect of the transaction is the acquisition of all or a part of the non-controlling equity interests in a subsidiary. Please refer to paragraphs D12 and D13 of SFAS 141. In this regard, please tell us if all of your purchases from Edizione or affiliates were entities 100% owned by Edizione. If not, tell us what consideration you gave to the acquisition of the non-controlling interests in your purchases and the impact on the reconciliations to U.S. GAAP.

We confirm that Benetton Group only acquired interests 100% owned by Edizione Holding S.p.A. and did not acquire any non-controlling interests owned by third parties as part of any business acquisition that would result in purchase accounting treatment.

With reference to the above mentioned statements, the Company expressly acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter. If you need any additional information or have any further comments or questions, please do not hesitate to contact me at +39.0422.519330 or Katherine Ashton at Debevoise & Plimpton, our U.S. securities counsel, at +44.2077869040.

Yours sincerely,

/s/ Pier Francesco Facchini

Chief Financial Officer